

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Robert M. Copley, Jr.
Chief Executive Officer
Twentyfour/seven Ventures, Inc.
132 W. 11th Avenue
Denver, Colorado 80204

> **Re: Twentyfour/seven Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2013**
> **File No. 333-186068**

Dear Mr. Copley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 9

General

3.   Please advise whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. If not, include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those requirements vary from those imposed on fully reporting issuers.

4.   It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please provide a risk factor that addresses these circumstances and the resulting risks to potential investors.

"Our management may have conflicts of interest," page 9

5.   We refer to the description of the past and current business experience of your directors and executive officers beginning on page 24. Revise this risk factor disclosure to describe in specific detail how the past and current positions of your directors and executive officers may create a conflict of interest.

Plan of Distribution and Selling Securityholders, page 14

6.   Please disclose any material relationships between the selling shareholders and the company (and predecessor and affiliate) within the past three years. See Item 507 of Regulation S-K.

7.   Please confirm that no selling shareholder is a broker dealer or broker-dealer affiliate.

8.   Advise of the transactions in which the selling shareholders received shares. In this regard, we note that the company does not list any transactions under Item 701 of Regulation S-K (Recent Sales of Unregistered Securities).

Description of Business, page 19

9.   Please revise your disclosures to include a more detailed discussion of the agency agreement as referred to in Note 2. Describe the terms of the arrangement and explain, in detail, the rights and obligations of both the company and the general bonding agent in the bail bond process. Also, include an example of a typical bail bond arrangement and describe how monies flow amongst the defendant, the company, the bonding agency, the

courts and any other parties involved.   In addition, tell us how you considered filing this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

10.   You state throughout your document that Twenty/four seven Ventures, Inc. was incorporated under the laws of Colorado in March 2012. The Colorado Secretary of State website, however, shows a formation date of March 8, 2007. We note that you use the 2007 date in other parts of your document as well. Please advise.

11.   Please discuss governmental regulations on your business, for example, through the State of Colorado Department of Regulatory Agencies Division of Insurance. For example, you state in the notes to your financial statements that you are "required by regulation to place 1% of the face amount of any bond written into a cash reserve account, called a buildup fund," as a hedge against bond forfeitures. See Item 101(h)(4)(ix) of Regulation S-K**.**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

12.   You state on page 22 that your current cash balance will be sufficient to fund your operations for the "current period of time."   Please revise to clarify whether your current cash resources will be sufficient to meet your normal operating requirements for the next twelve months or state the minimum period of time that you will be able to conduct your planned operations using currently available cash resources. We refer you to FRC 501.03(a) and Item 303(a)(1) of Regulation S-K for additional guidance.

Results of Operations, page 23

13.   Revise your results of operations disclosures to provide a more detailed discussion of the reasons for the change in the various income statement line items. In this regard, your current discussion merely reiterates amounts included in your Consolidated Statement of Operations but does not provide a qualified or quantified discussion of the factors affecting the material changes between periods. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

14.   Revise to clearly state whether the individuals identified in the footnotes to the beneficial ownership table have shared or sole voting and/or dispositive power over the shares held by each of the entities they are associated with. To the extent these individuals share either voting or dispositive power with other individuals, identify the other individuals.

Report of Independent Registered Public Accounting Firm, page 36

15.   We note your disclosure on page 24 where you state that the financial statements have been prepared based on the assumption that you will continue as a going concern. We

further note your discussion on page 22 where you indicate that if you are unable to obtain additional financing, you may be unable to continue, develop or expand your operations. Please clarify whether management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 in evaluating whether there was substantial doubt about the company's ability to continue as a going concern and how they concluded that an explanatory paragraph regarding the company's ability to continue as a going concern was not considered necessary.

Consolidated Financial Statements, page 37

16.   You state on page 19 that you are considered a "development-stage" company. Please tell us why you believe you meet the requirements of a development stage company as defined in the master glossary to ASC 915. To the extent that you do not qualify as a development stage company pursuant to such guidance, please revise your disclosures accordingly. Alternatively, if you continue to believe that you are a development stage company, please revise your financial statements and related disclosures to comply with the reporting requirements of ASC 915-205-45-1 through 45-5.

Note 4. Income Taxes, page 43

17.   Please explain further what comprises the "book to tax differences" in your income tax rate reconciliation table. To the extent that these include deferred tax items, tell us why you believe they should be included in your reconciliation table. Similarly, tell us why you included net operating loss carry forwards in your rate reconciliation table. We refer you to ASC 740-10-50-12. Alternatively, revise your rate reconciliation table accordingly and separately disclose information regarding your deferred tax assets, liabilities and valuation allowance pursuant to ASC 740-10-50-2 and 3.

Exhibits and Financial Statement Schedules, page 48

18.   We refer to your disclosure under "Certain Relationships and Related Transactions" on page 30. Provide your analysis as to why you are not required to file as exhibits any agreements relating to these arrangements and transactions pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent there is no written agreement relating to these transactions, you should file as an exhibit a written description of each oral contract with your filing. See Regulation S-K Compliance and Disclosure Interpretation Question 146.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Undertakings, page 48

19.   Your registration statement relates to the offer and sale of your securities by selling shareholders. Given the nature of this offering, it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which relates to purchases in

the initial distribution of securities. Please advise or revise your document to include only those undertakings applicable to this offering.

<u>Signatures, page 50</u>

20.   Please revise your document so that the paragraph preceding the signature on behalf of Twentyfour/seven Ventures contains the language that is set forth under Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jody M. Walker, Esq.
        J.M. Walker & Associates